Direct Dial:  (212) 504-6436





                                October 21, 1997

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

                     Re: George Rubin and Morry F. Rubin's Schedule 13D in respect of ATC Group Services Inc.

Ladies and Gentlemen:

     On behalf of George Rubin and Morry F. Rubin (the "Reporting Persons"), we hereby file the attached Schedule 13D under the Securities Exchange Act of 1934, as amended. The statement relates to shares of common stock, $0.1 par value per share (the "Common Stock"), of ATC Group Services Inc. and should be deemed to amend and restate any previous Schedule 13D filed on behalf of the Reporting Persons with respect to the Common Stock.

     Simultaneously with this filing, we also are sending a copy of Schedule 13D to The Nasdaq Stock Market, Inc., attention Market Regulation.

     Please telephone the undersigned at (212) 504-6436 if you have any questions or comments.


                                                     Very truly yours,

                                                     /s/  William P. Mills

                                                     William P. Mills
cc:   NASDAQ
      George Rubin
      Morry F. Rubin
      Steven Morse, Esq.
      Lawrence A. Larose, Esq.
      John J. Smith, Esq.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934



                             ATC Group Services Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00206710
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Lawrence A. Larose, Esq., Cadwalader, Wickersham & Taft,
                      100 Maiden Lane, New York, NY 10038
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 17, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note:Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  045084-10-0                                         Page 2 of 8 Pages
--------------------------------------------------------------------------------


------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       George Rubin
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)  (b)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       Not Applicable
------ -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
                              792,507
     NUMBER OF
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY                       0
      OWNED BY
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                1,512,542
       PERSON
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER
                                       0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,512,542
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.2%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
CUSIP No.  045084-10-0                                         Page 3 of 8 Pages
--------------------------------------------------------------------------------


------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Morry F. Rubin
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)  (b)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       Not applicable
------ -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
                              350,494
     NUMBER OF
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY                       0
      OWNED BY
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                800,489
       PERSON
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER
                                       0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         800,489
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.0%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 4 of 8 Pages


     This Statement relates to shares of Common Stock, $.01 par value per share, (the "Common Stock"), of ATC Group Services Inc. (the "Issuer" or the "Company"). This Statement is filed on behalf of George Rubin and Morry F. Rubin (each a "Reporting Person" and together, the "Reporting Persons"). This Statement should be deemed to amend and restate any previous Schedule 13D filed on behalf of the Reporting Persons in respect of the Common Stock.

Item 1.  Security and Issuer

     The security to which this Statement relates is the Common Stock. The principal executive office of the Issuer is located at 104 East 25th Street, 10th Floor, New York, New York 10010.

Item 2.  Identity and Background

     1.  (a)  George Rubin.

         (b)  104 East 25th Street, 10th Floor, New York, NY  10010.

         (c)  Chairman of the Board of the Issuer.

         (d)  Not applicable.

         (e)  Not applicable.

         (f)  U.S.A.

     2.  (a)  Morry F. Rubin.

         (b)  104 East 25th Street, 10th Floor, New York, NY  10010.

         (c)  President and Chief Executive Officer of the Issuer.

         (d)  Not applicable.

         (e)  Not applicable.

         (f)  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4.  Purpose of Transaction

     Prior to October 17, 1997, the Reporting Persons did not have any intention to take any action with respect to the matters listed in paragraphs (b) through
(j) of Item 4. On October 17, 1997, the Reporting Persons entered into a Stockholders' Agreement (the "Stockholders' Agreement") with Acquisition Holdings Inc., a Delaware corporation and an affiliate of WPG Corporate Development Associates V, L.P. and Weiss, Peck & Greer, L.L.C.
("WPG"), a financial investor group.

     The Stockholders' Agreement was executed simultaneously with the delivery by WPG of an offer letter to the Company's Board of Directors pursuant to which WPG proposes to make a cash tender offer for all of the outstanding common stock of the Company at $12 per share. Under the proposal, upon completion of the tender offer the Company would merge with an acquisition corporation controlled by WPG. The tender offer is conditioned, among other things, on obtaining financing, and a minimum of 50.1% of the outstanding Common Stock being tendered.

     Pursuant to the Stockholders' Agreement, the Reporting Persons granted to WPG a proxy to vote 14.99% in the aggregate of the outstanding Common Stock, among other things, (i) in favor of the proposed acquisition of the Company by WPG and (ii) against (other than in connection with the proposed transaction with WPG) (A) any extraordinary transaction, (B) any sale, lease or transfer of material assets of the Company or any reorganization, recapitalization, or dissolution of the Company and (C) any change in the majority of the Board of the Company.

     The  proxy  is  revocable  only  upon  termination  of  the   Stockholders'
Agreement. The Reporting Persons have also agreed not to sell, pledge or otherwise transfer shares representing approximately 14.99% of the outstanding Common Stock.

     The Stockholders' Agreement contains a "no solicitation" provision pursuant to which the Reporting Persons are prohibited until termination of the Stockholders' Agreement from entering into, soliciting, initiating or continuing any discussions or negotiations with or providing any information to or otherwise cooperating in any way with any person concerning any offer or proposal which constitutes or is reasonably likely to lead to a proposal (other than WPG's proposal) to acquire the Company.

     If any acquisition or similar transaction is consummated by the Company (other than the transaction proposed by WPG), each of the Reporting Persons is required to pay to WPG an amount equal to the total number of shares of Common Stock owned by the Reporting Persons multiplied by the excess of the value of the such other transaction over $12 per share.

     The Stockholders' Agreement will terminate upon the earlier to occur of (1) October 17, 1998 or (2) the effective time of the merger of the Company with an acquisition subsidiary of WPG. However, if WPG breaches its obligations under the Stockholders Agreement, the Stockholders' Agreement will terminate on March 16, 1998.

     Pursuant to the Stockholders' Agreement, the Reporting Persons have agreed to enter into a Severance, Consulting and Noncompetition Agreement in the form attached to the Stockholders' Agreement (the "Consulting Agreements") pursuant to which each Reporting Person would resign from his position as a director of the Company and Morry Rubin would resign his position as President and Chief Executive Officer of the Company, in each case effective on the effective date of the proposed merger of the Company with an acquisition subsidiary of WPG.

     Under the Consulting Agreements, each of the Reporting Person would be required, for a period of three years following the effective date of the merger, to perform consulting services as requested by the Company. The Consulting Agreements would also restrict the Reporting Persons for a period of three to four years from (i) competing in any aspect of the Company's business as conducted on the Effective Date anywhere in the United States, (ii) requesting or causing any employee of the Company to terminate employment with the Company or (iii) competing with ATC InSys Inc. or 3D Information Services, Inc, anywhere in the State of New Jersey or solicit certain customers of ATC InSys Inc. within New York City.

     Under the Consulting Agreement, the Company is required to pay each Reporting Person $1,550,000 upon their resignation and $276,715 on each of the six calender quarters thereafter.

Item 5.  Interest in Securities of the Issuer

     (a) According to the Issuer's Schedule 14A filed on September 5, 1997 with the SEC, the Issuer had issued and outstanding 7,805,407 shares of Common Stock as of August 18, 1997.

     George Rubin is the beneficial owner of 1,022,042 shares or 13.1% of the outstanding Common Stock (excluding warrants to purchase 490,500 shares). Morry Rubin is the beneficial owner of 638,739 shares or 8.2% of the outstanding Common Stock (excluding options to acquire 161,750 shares). Assuming exercise of George Rubin's warrants, George Rubin is the beneficial owner of 1,512,542 shares or 18.2% of the outstanding Common Stock. Assuming exercise of Morry Rubin's options, Morry Rubin is the beneficial owner of 800,489 shares or 10.0% of the outstanding Common Stock.

     As disclosed in Item 4, the Reporting Persons have entered into a Stockholders' Agreement with WPG pursuant to which (i) George Rubin granted a proxy to WPG to vote 720,035 (9.2% of the outstanding) shares of Common Stock and (ii) Morry Rubin granted a proxy to WPG to vote 449,995 (5.7% of the outstanding) shares of Common Stock. The Reporting Persons have retained, however, the power to dispose of or direct the disposition of such shares.

     The Reporting Persons may constitute a group for purposes of Regulation 13D. As a member of a group, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Person, which in the aggregate, assuming exercise of the Reporting Persons' warrants and options, is 2,313,031 shares of Common Stock or 29.6% of the total shares of Common Stock outstanding.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock owned by another Reporting Person for purposes of Section 12(d) the Securities Exchange Act of 1934, as amended or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (b)

     ---------------------------- --------------------- -----------------------
                                      George Rubin         Morry F. Rubin
     ---------------------------- --------------------- -----------------------
      Sole power to vote/direct
                vote                    792,507                350,494
     ---------------------------- --------------------- -----------------------
           Shared power to
          vote/direct vote                 0                      0
     ---------------------------- --------------------- -----------------------
            Sole power to
         dispose/direct the            1,512,542               800,489
             disposition
     ---------------------------- --------------------- -----------------------
           Shared power to
         dispose/direct the                0                      0
             disposition
     ---------------------------- --------------------- -----------------------

     (c)  None.

     (d) See Item 4. In addition, either of the Reporting Persons may transfer more than 5% of the outstanding shares of Common Stock to one or more trusts principally for the benefit of the Reporting Persons and their respective families.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See Item 4.

Item 7.  Material to Be Filed as Exhibits

     Exhibit 99.1: Stockholders' Agreement dated October 17, 1997 among George Rubin, Morry F. Rubin and Acquisition Holdings Inc.

Signature

     After reasonable inquiry and to the best of our knowledge and belief, the undersigneds certify that the information set forth in this statement is true, complete and correct.

Dated:   October 20, 1997

                                                /s/  George Rubin
                                                --------------------------------
                                                George Rubin



                                                /s/  Morry F. Rubin
                                                --------------------------------
                                                Morry F. Rubin